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                                                                 EXHIBIT (a)(13)


[LOGO OF HUGHES(TM)]         [LOGO OF TELOCITY(TM)]


FOR IMMEDIATE RELEASE

Hughes Contact: Richard Dore (310) 662-9670
Telocity Contact: Lynne Farris (408) 863-6643

            HUGHES' PENDING OFFER FOR TELOCITY CLEARED TO PROCEED
                UNDER U.S. PRE-MERGER NOTIFICATION REQUIREMENTS

El Segundo, Calif., and Cupertino, Calif. (Feb 8, 2001) -- HUGHES Electronics Corporation (NYSE: GMH) and Telocity Delaware, Inc. (Nasdaq NM: TLCT) today announced that the waiting period applicable to Hughes' pending tender offer for Telocity under the Hart-Scott-Rodino Antitrust Improvements Act expired at 11:59 p.m. Eastern Time on February 7, 2001.

On December 21, 2000, HUGHES and Telocity announced an agreement in which HUGHES, through a subsidiary, would acquire all the outstanding shares of common stock of Telocity at a purchase price of $2.15 per share, or approximately $178 million, subject to the satisfaction of certain conditions. As previously announced, a cash tender offer for those shares commenced February 1, 2001 and is scheduled to expire at 5:00 p.m. Eastern Time on April 2, 2001, unless extended. The expiration or early termination of the HSR waiting period was a condition to completion of the tender offer. The consummation of the tender offer remains subject to customary closing conditions.

The information agent for the tender offer is Morrow & Co., Inc. For additional information please contact Morrow & Co., Inc. at (800) 607-0088.

HUGHES is the world leader in digital television entertainment, satellite services and satellite-based private business networks. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH).

Telocity is a leading nationwide provider of integrated residential broadband services. Telocity improves today's dial-up, or narrowband, experience through faster and reliable services that enhance Internet surfing, shopping, and communications. Telocity intends to expand its broadband services to packaged value-added services that may include secure telecommuting, home monitoring and automation, voice bundling, and entertainment services. Telocity currently provides high-speed broadband services through DSL technology.